EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is entered into effective as of August 18, 2020, by and between Wasatch Advisors, Inc. (the “Advisor”) and Wasatch Funds Trust (the “Trust”), on behalf of the series of the Wasatch Greater China Fund (the “Fund”).

WHEREAS, the Trust is a Massachusetts Business Trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type;

WHEREAS, the Trust and the Advisor have entered into an Advisory and Service Contract (“Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the each class of each Fund and their shareholders to continue to maintain the expenses of each class of each Fund at a level below the level to which the classes of the Funds may otherwise be subject.

NOW THEREFORE, the parties hereto agree as follows:

1.     EXPENSE LIMITATION.

1.1    Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by a class of a Fund in any fiscal year (as allocated pursuant to the Trust’s Rule 18f-3 Multi-Class Plan), including but not limited to investment advisory fees of the Advisor, but excluding any interest, dividend expense on short sales/interest expense, acquired fund fees and expenses, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the class’s business (“Class Operating Expenses”), exceed the Class Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor to the extent set forth in this Agreement.

1.2    Class Operating Expense Limit. The Class Operating Expense Limit in any year with respect to the Investor Class shares of Fund shall be 1.50% of the average daily net assets of the Fund, and with respect to the Institutional Class shares of the Fund shall be 1.25% of the daily net assets of the Fund.

1.3    Duration of Class Operating Expense Limit. The Class Operating Expense Limit with respect to the Fund shall remain in effect until the expiration or termination of this Agreement pursuant to Section 2 herein below, unless renewed by written agreement of the parties.

1.4    Method of Computation. To determine the Advisor’s obligation with respect to the Excess Amount for each class of each Fund, each day the Class Operating Expenses for the class shall be annualized. If the annualized Class Operating Expenses for any day of a class exceed the Class Operating Expense Limit of the class, the Advisor shall waive or reduce its investment advisory fee or absorb the other class expenses in an amount sufficient to pay that day’s Excess Amount. The Trust may offset amounts owed to a class pursuant to this Agreement against the advisory fee payable to the

Advisor. If on any day the annualized Class Operating Expenses for a class are less than the applicable Class Operating Expense Limit and the Advisor has for a previous day or days during the current fiscal year reimbursed the class for Excess Amounts, then, to the extent the class’s Class Operating Expense Limit for the current day exceeds the actual Class Operating Expenses for that day, the Advisor may recoup from the previous Excess Amounts reimbursed to the class.

2.     TERM AND TERMINATION OF AGREEMENT.

The Agreement shall terminate on the earlier of the termination of the Advisory Agreement and January 31, 2022 for the Fund. The obligation of the Advisor under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.     MISCELLANEOUS.

3.1    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2    Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses (as allocated pursuant to the Trust’s Rule 18f-3 Multi-Class Plan), having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.3    Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.4    Assignment. This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

WASATCH FUNDS TRUST

By:	/s/ Eric Bergeson

Name:	Eric Bergeson
Title:	President

WASATCH ADVISORS, INC.

By:	/s/ JB Taylor

Name:	JB Taylor
Title:	CEO

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